

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Lisa Gibbs
Chief Financial Officer
Amtech Systems, Inc.
131 South Clark Drive
Tempe, Arizona 85288

      Re: Amtech Systems, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2023
          Filed December 14, 2023
          File No. 000-11412

Dear Lisa Gibbs:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology